Filed by Affymetrix, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 Commission File No. 000-28218

          The following is a transcript of a conference call held by Affymetrix, Inc. on May 31, 2005:

Operator

Good day, ladies and gentlemen and welcome to the ParAllele Acquisition Conference Call. My name is John (ph) and I will be your coordinator for today. [Operator Instructions]. I would now like to turn the presentation over to your host for today's call, Mr. Doug Farrell, Vice-President of Investor Relations. Please proceed, sir.

Doug Farrell - Affymetrix - Vice-President of Investor Relations

Good afternoon everyone and welcome to the conference call. At the close of the market today, we announced we had entered into a definitive agreement to acquire ParAllele Bioscience, a privately held South San Francisco based company that provides tools for comprehensive genetic studies. The goal of this call is to provide additional detail on the strategic rationale for this acquisition and to provide a forum for questions about the transaction.

Participating in the call with me today will be Steve Fodor, our Founder, Chairman and Chief Executive Officer; as well as Greg Schiffman our Chief Financial Officer. As a reminder, today's call is being recorded and the audio from the call is being webcast over the internet on our home page on www.affymetrix.com.

During this call we may make various remarks about the company's future expectations, plans and prospects that constitute forward-looking statements for purposes of safe harbor provisions under the private securities litigation reform act of 1995. Such statements are subject to risks and uncertainties that can cause actual results to differ materially for Affymetrix from those

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projected. These risk factors are discussed in a press release that we issued today announcing the transaction as well as an Affymetrix Form 10-K for the year ended December 31, 2004 and other SEC reports including our quarterly reports on Form 10-Q for subsequent periods. We encourage you to review these documents carefully. Forward-looking statements are made as of today's date and we expressly disclaim any obligation to update these on a forward-looking basis.

Affymetrix will file a registration statement on Form S-4, containing a prospectus with the SEC in connection with this proposed acquisition of ParAllele. Affymetrix urges ParAllele's investors and shareholders to read these documents when they become available and other relevant documents filed with the SEC. Investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Affymetrix are available by contacting Affymetrix at 3380 Central Expressway, Santa Clara, CA 95051, Attn: Investor Relations or by phone at 408-731-5678. So with that introduction, let me turn the call over to our CEO, Steve Fodor.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Thanks Doug. Good afternoon and thank you for joining us. I'll begin our prepared remarks with an overview of the strategic reasons for this acquisition before turning the call over to Greg Schiffman who will review the financials of the transaction.

Let me start off by providing some background on ParAllele. The company was founded in 2001 by a team of leading scientists from the Stanford Genome Technology Center. ParAllele has ongoing research collaborations with top tier government and academic institutions and has initiated research programs with pre-eminent pharmaceutical companies including Eli Lilly, Roche and Merck.

Since entering the genotyping market, Affymetrix has steadily expanded its product line through the development of novel, highly scalable assays. In a period of less than two years, our products have evolved from 10,000 SNPs per experiment to 100,000 and we are now shipping the 500,000 SNP product.

The foundation for such rapid progress lies in a combination of our photolithographic manufacturing process with innovative assay development. It is worth noting that all of our gene chip arrays, whether for gene expression, SNP genotyping or resequencing, use the same manufacturing process. Expansion of new assay technologies gives us more flexibility to examine the genome in new ways in order to create new commercial opportunities.

Specifically, we expect that the DNA analysis market will continue to be a key growth driver for Affymetrix in the coming years and the acquisition of ParAllele will help to accelerate the development and commercialization of new DNA analysis products.

This acquisition builds on a successful two-year collaboration between Affymetrix and ParAllele, creating new paradigm setting products. These products combine Affymetrix's gold standard gene chip technology with ParAllele's proprietary molecular inversion probe assays. This combination allows researchers unprecedented flexible and scalable access to the human genome.

One can choose only a few sites of the genome to assay or can select up to tens of thousands of sites to analyze simultaneously. The use of this technology in the international HapMap project has demonstrated its high accuracy and specificity. An immediate benefit will be products based on the combination of Affymetrix's gene chip tag arrays and ParAllele's custom assays. By using a cost effective universal tag chip a researcher can customize their own experiments to meet their specific needs. This can be done for a broad range of applications from those that require only a few targeted regions of the genome to tens of thousands of sites while using the same universal chip.

This product line will compliment our industry leading whole genome solutions, all running on our gene chip platform.

We expect the acquisition of ParAllele will strengthen our assay R&D capabilities, accelerate our development and commercialization of new products and drive sales by opening new market opportunities. While our collaboration to date has

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focused on genotyping products, the potential applications are much broader. We intend to use this innovative assay technology to develop new product lines for applications including chromosome copy number, targeted R&A analysis and DNA methylation among others.

We anticipate that the ParAllele technology will have broad applicability in research and emerging markets. In addition, because of their flexibility, we expect that these products will strengthen our product portfolio in clinical development and the diagnostics marketplace.

We expect ParAllele's innovative culture and its proximity to be of benefit almost immediately. We have been collaborating for almost 2 years and have developed strong working relationships. ParAllele's commercial team will integrate with Affymetrix's global commercial infrastructure to accelerate sales and support of new product and market opportunities.

In summary, we expect this acquisition to have both short term and long-term benefits. We are looking forward to joining forces with the ParAllele team to expand one of the most exciting commercial opportunities in life sciences and health care. With that, let me turn it over to Greg Schiffman.

Greg Schiffman - Affymetrix - Chief Financial Officer

Thanks, Steve. I'd like to close the call with an overview of the financial details of the transaction. Affymetrix will be paying approximately $120 million to acquire ParAllele. The purchase price is subject to certain adjustments including changes in ParAllele's working capital prior to the closing. The merger consideration is expected to be paid in Affymetrix stock. The transaction is expected to close in the third quarter of 2005, subject to customary closing conditions and regulatory approvals.

As a result of this acquisition, we expect to incur a merger-related charge for in-process R&D of approximately $15 million as well as operational charges in the range of approximately between $4 and $7 million, which includes a non-cash amortization of about $2 million.

We expect this transaction to be a combination of stock and or cash depending on Affymetrix’s share price during the 30 days prior to closing. We expect this transaction to be financially neutral to our operating results in 2006 and accretive to net income in 2007. We are excited about this opportunity and how it will allow us to broaden our product portfolio, enter into new market opportunities, leverage our global commercial infrastructure and ultimately drive top line revenue and profitability. With that we will now open the call for questions.

Q U E S T I O N S    A N D    A N S W E R S

Operator

[Operator Instructions] And your first question comes from the line of Tycho Peterson of JP Morgan. Please proceed.

Tycho Peterson - JP Morgan - Analyst

Hi, congratulations on the deal, couple of quick nut and bolt questions if you will. Just wondering what the head count is at ParAllele in terms of R&D and sales and just total head count?

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Greg Schiffman - Affymetrix - Chief Financial Officer

At this point, Tycho, we're not sharing the absolute specifics on a breakdown. I think the total head count is sort of between --around 75.

Tycho Peterson - JP Morgan - Analyst

Okay.

Greg Schiffman - Affymetrix - Chief Financial Officer

And we'll share more information as we get up to our next earnings call.

Tycho Peterson - JP Morgan - Analyst

And then can you comment just briefly on their Roche collaboration, what they're doing there and whether they're doing anything on the diagnostic front there?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Tycho, it's probably best for us not to elaborate too much on their particular interactions. They are doing collaborations obviously in the field, broadly in the field of genetics and as time goes on, particularly as we get to the -- our earnings call at the end of the quarter we'll give you much, much more detail on some of the commercial interactions that they have. But primarily right now, Affymetrix has been working with them quite extensively to really couple the gene chip tag arrays with their molecular inversion assay to analyze larger areas of the genome.

Tycho Peterson - JP Morgan - Analyst

Okay. Thanks.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Sure.

Tycho Peterson - JP Morgan - Analyst

Look forward to hearing more about it on the call.

Operator

And your next question comes from the line of Paul Knight of Thomas Weisel Partners. Please proceed.

Paul Knight - Thomas Weisel Partners - Analyst

Hi Greg, Hi everybody.

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Greg Schiffman - Affymetrix - Chief Financial Officer

Hi Paul.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Hi Paul.

Paul Knight - Thomas Weisel Partners - Analyst

It was a revenue, this is a revenue producing entity?

Greg Schiffman - Affymetrix - Chief Financial Officer

ParAllele has revenue at this point. I think as we gave an indication on the total financial impact for the year, we've given you sort of a sense of what it will do to us from a bottom line profit. Revenue is probably more substantial next year. It really is at an early state of development.

Paul Knight - Thomas Weisel Partners - Analyst

And the collaborations you mentioned earlier, was that yours or ParAllele's, Lilly, Roche, Merck. I know it's you but is it -- were you referring to them as well?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Well, most of the collaborations, there's actually two flavors here. One is from a broad product perspective and Affymetrix takes the lead on the commercialization of the tag chip with customizable assays out to the world and actually there's, we didn't bother to list those but there are many such interactions where the tag chips are being sold and then custom genotyping solutions for any region of the genome are made for particular customers, and we have a number of different panels of MIPs and markers and so on that will be coming out in the future. That's, that's the area that Affy really takes the lead on.

ParAllele at the same time has been interacting with pharmaceutical companies from a research perspective where their collaborative research program looks into the areas of interest of the pharmaceutical programs, and those do involve not only the genotyping solutions but also a discovery program called MRD that is ongoing at ParAllele, and those tend to be much more collaborative interactions between ParAllele and the pharmaceutical company. So there are really both types of activities ongoing now, a broad technology access program using Affy tag arrays with multiple allele specific markers of any choice across the genome, as well as collaborative scientific discovery programs with pharmaceutical companies that are ongoing at ParAllele.

Paul Knight - Thomas Weisel Partners - Analyst

Ultimately, it seems like the genotyping market goes to more of a custom format, even though it might be very high throughput requirements in density, is this what ParAllele does for you?

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Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

That's one of the things that it does. The genotyping market right now, the way we see it unfolding is both from a very, very broad perspective where we do look at large scale genome association studies and of course this is where the 500,000 SNP chips are targeted as well as even within that paradigm we have interactions with ParAllele where we look at broad areas of the genome on a very, very large scale.

The -- out of that, we do anticipate that there will be panels of genetic markers that come out and certainly the ParAllele technology will be very applicable towards those panels. However, given the sort of multi-allele nature of complex genetic disease, we actually expect that there will be a combination of products out in the future, both looking at small numbers of SNPs and those looking at very, very large numbers of SNPs and nicely the ParAllele technology fits the bill on all of that and allows us to use a single chip design, a universal chip, and by simply changing the reagents we can access if we want only a few SNPs across the genome or we can access tens of thousands. So it is a very versatile type assay and -- to answer your question more directly it certainly will open that particular marketplace to us for high throughput studies.

Paul Knight - Thomas Weisel Partners - Analyst

Okay.

Greg Schiffman - Affymetrix - Chief Financial Officer

I think one with this, Paul, also that's very important, is I think the immediate benefit to Affymetrix is in sort of this SNP marketplace. That as we look at the ability to apply the MIP assay and concept, it has breadth across a large number of applications, RNA analysis, DNA, it really is one that as you look at the chips that we sell, expanding into new markets and new application areas, assays are going to become more and more important and ParAllele brings a great strength from a development of assays to help us penetrate these markets. But you're absolutely right, the immediate benefit today, it is in that SNP segment.

Paul Knight - Thomas Weisel Partners - Analyst

So the way I should think about it, you're going to do association studies and then modify your chip by what? Attaching additional oligos?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

No, the way this actually works is that the, the way the ParAllele assay works is to have a universal tag chip and that chip is the same, we just mass produce that particular tag chip. In the reagents that are used to look at different segments of the genome, those have incorporated with them a compliment to that tag. And so it turns out that because of the particulars of this technology, you can either, just so you can just look at a couple spots in the genome, if that's all you want to do, or if you want to you can look at tens of thousands of sites simultaneously and its all engineered into the tags that we use to assay.

Paul Knight - Thomas Weisel Partners - Analyst

Okay, so it's --

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Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

So it really will be a really nice compliment to the whole genome assays that we already market and now we'll give the user actually complete flexibility to look at whatever segments of the genome they want, whether its just a few sites or whether its tens of thousands.

Paul Knight -Thomas Weisel Partners - Analyst

And lastly you were saying you were shipping the 500K. Is that ahead of schedule?

Greg Schiffman - Affymetrix - Chief Financial Officer

No, I mean we actually -- we started shipping it last quarter in early access and we're still shipping the product.

Paul Knight - Thomas Weisel Partners - Analyst

Now commercial or early access, Greg?

Greg Schiffman - Affymetrix - Chief Financial Officer

It's, I'm sorry, it's still in the early access state. It will go full commercial launch next quarter in line with the plan, but we are shipping it to a select number of customers at this point.

Paul Knight - Thomas Weisel Partners - Analyst

Okay, thanks.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Thank you.

Operator

And your next question comes from the line of John Sullivan of Leerink Swann. Please proceed.

John Sullivan - Leerink Swann - Analyst

Hey guys, congratulations.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Thanks John.

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John Sullivan - Leerink Swann - Analyst

Just wanted to -- and following up on Paul's questions, I just wanted to make sure I understood what we're talking about here. And it sounds like what we're talking about is a compliment to the whole genome assay. Is this -- is this technology in a, in a SNP chip that follows on the 500K SNP chip if one comes at some point would we see any technology from ParAllele inherent in a further Affymetrix SNP chip product. Is that reasonable to expect or not?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Yes, I think so. Its, its - there are immediate applications right now that allow us to market this technology to a customer that for whatever reason wants to look at a few SNPs to tens of thousands. Okay? And they can do this because they've already decided that these are the regions of the genome that I want to look at or they can do that because they've just finished running a 500K SNP chip and they decide that I only want to look at my subsequent experiments in this region. So it is a very broad technology that has a very, very wide window of applicability all the way from a few up to the tens of thousands.

Now, going forward, we will be looking at what sort of stand -- in addition to, to giving this to the researcher that has already decided what they want to look at, and in the sort of custom view we will also be looking at what sort of panel should we be commercializing on this technology. As we understand more and more about the human genome, we'll be able to make specific products that are targeted toward specific sets of molecular markers scattered throughout the genome and we will do that.

We'll also be looking at how to merge this with some other chip designs aside from the tag designs of -- in expression and DNA methylation and so on. I think one of the really important concepts they should be able to take home from this is that there are immediate commercial applications and immediate commercial synergies for product synergies that we will be pushing right off the bat but at the same time this is going to introduce a core competency into Affymetrix into the biochemistry end of assay development where we will be looking to leverage this really nice proprietary technology into a number of different product lines all the way from basic research into clinical applications.

John Sullivan - Leerink Swann - Analyst

Okay thanks very much. As far as the versatility of the product - or of the assay is concerned one concern that some researchers have discussed or one feature of your product has been the proximity to a restriction site that necessary in order to detect this snip. Does the ParAllele technology allow potentially some day a SNP chip that covers more of the genome?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Not just some day it does immediately. It allows complete random access across the genome.

John Sullivan - Leerink Swann - Analyst

Across three billion bases?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Yes.

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John Sullivan - Leerink Swann - Analyst

Okay and then last question is on -- on ParAllele's website there's a press release regarding some work that they're doing with USC regarding a product of theirs called MegAllele. Is that the Affymetrix's parallel product?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Well MegAllele is I believe a branded name for this Smith technology and so it is based on the same technology.

John Sullivan - Leerink Swann - Analyst

Okay and is that project which reads like 1500 custom SNPs by USC researchers in a couple of different disease states is that kind of a classic application of this ParAllele technology?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Yes, I think that's a pretty good one but that number 15 could be anywhere from a handful to tens of thousands.

John Sullivan - Leerink Swann - Analyst

Okay, thank you.

Operator

Your next question comes from the line of Derik De Bruin of UBS. Please proceed.

Derik De Bruin - UBS - Analyst

Hi, good afternoon.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Hi Derik.

Derik De Bruin - UBS - Analyst

So my -- backing off and looking at this. So this really gives you the ability to multiplex assays in a single tube that you weren't able to do before correct?

Steve Fodor,: Well it allows -- yeah in a way that it allows you to specify which regions of the genome you want to look at and then multiplex them in a highly parallel way.

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Derik De Bruin - UBS - Analyst

Right okay. So I guess this goes down to the next question is like so what does this do to the cost per data point in terms of this? Is this a cheaper way of going after it than say if you wanted to make a custom SNP chip for example or some of the other competing methods?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Well, I think it adds versatility. I don't think we're really probably ready to prepare the costs of each of these or compare the costs right now but it certainly opens the versatility incredibly. The 500K product line for example is a very simple one enzyme reaction that allows you to simultaneously drop out large, large segments of the genome simultaneously to analyze. With that assay, you use the segments of the genome that are specified by the restriction enzyme. With the parallel assay, you can upfront go in and say I want to look at this, this, this and this and then put it together in order to assay on the chip and you're absolutely right. It uses a single chip that you don't modify the design of the chip. You modify the design of the reagents. So when you think about how theses two fit together it gives you a very, very broad access to the genome and of course combined these things allow you access to the genome and I think probably an unprecedented cost structure. At the same time, both of these assays can be run on the gene chip platform. So they're all incorporated onto the gene chip scanner, onto the gene chip platform and give you just incredible versatility across the genomes and that's the benefit to the user.

Derik De Bruin - UBS - Analyst

And my discussions with users basically say that one of the big issues that they find is the ability to work with the software, handle the data. Are you offering software capabilities?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Yes, there is a software -- a data analysis capability that comes along with this that has been very nicely worked out.

Derik De Bruin - UBS - Analyst

Okay and how do we -- in terms of your financials on this. I assume you're still going to maintain your GAAP -- for presentation to data or look to looking at the '05 numbers or do we pro forma out these charges?

Greg Schiffman - Affymetrix - Chief Financial Officer

We'll certainly present our financials on a GAAP basis. I think all companies do and that's very important. Along with that, I think we will be providing the information so that you can understand the total financial results of us as a company including things like the amortization of the acquired intangibles and so certainly we're providing the information on that, Derik.

Derik De Bruin - UBS - Analyst

Okay and how do we think about -- I guess in terms of looking at this revenue model and I mean people numbers certainly are pretty much all over the place in terms of how they figure out where your revenues are going. A lot of that is because of some of the difficulty in modeling the genotyping market. How do you see this as adding to your overall business? Is this something that -- I guess I'm just trying to get a feel for how shall we start looking at this being incremental to what we already have in our change of estimates for the markets? For the genotyping market?

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Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

A few things. First, I think this does help us open up a large number of new opportunities in the long term and is going to be very beneficial I think for Affymetrix's from both a revenue and profitability when you look that and I think as we indicated it will be a neutral impact on a GAAP basis including about $4 million of intangible assets being amortized. It will certainly provide -- help in the revenue from the standpoint that is we continue to penetrate the SNP marketplace. I think the most exciting though is as you look at long term the large number of potential new markets that it opens up and so it really isn't just this one market in the SNPs. I think a lot of these are new markets and so as we get close to introducing the products we'll be able to give a little better information. That's one of the challenges we've always had as a company when you're pioneering an industry around the technology and opening up new markets that haven't existed sort of the speed of adoption and market acceptance, and I think of the DNA you know we've been very pleased with the acceptance that we've seen and I think very pleased with what we perceive at this point as being customer level interest in the technology and the products that this is going to introduce and we'll certainly give a lot more information over the upcoming quarters as we start to roll-out in a real broad way.

Derik De Bruin - UBS - Analyst

Okay, great. Thank you.

Operator

Your next question comes from the line of Scott Maxus (ph) of Reed Capital (ph). Please proceed.

Scott Maxus - Reed Capital - Analyst

The question's been asked and answered. Thanks.

Operator

And your next question comes from the line of Aaron Geist of Robert W. Baird. Please proceed.

Aaron Geist - Robert W. Baird - Analyst

Good afternoon. A couple of quick questions. Have you talked at all about the valuation that was used in the (inaudible) on the deal?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

We'll we talked total valuation essentially $120 million deal.

Aaron Geist - Robert W. Baird - Analyst

More in terms of how you derived the $120 million valuation.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

I don't think we've given a lot of details here certainly as we went through it. I mean we look at several different valuation methodologies as part of structuring the deal in fairness opinions. I think from our it really is one, Aaron, that this is going to

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open up a lot of new markets. It generates some great revenue growth for us over a period of several years. It's a discounted cash flow that is certainly very beneficial to us as a company and that's I think the prime reason why we relied on really was, what are the cash flows it's going to bring as we discount them? What's the return we're going to make for our shareholders? And we think it's going to be a very accretive deal in the long term.

Aaron Geist - Robert W. Baird - Analyst

Sound good. A couple of more questions. In terms of -- do you see this deal the consolidation between yourself and ParAllele accelerating the market adoption and the communication of genotyping and DNA analysis?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Yes, Aaron, I think that's probably a fair statement. I think that the benefit to the customers are really fully integrating these products will be quite striking to them as they'll see this as a complete solution for genotyping. Number one, not only for a complete coverage of the genome and more, higher resolutions into the structure of the genome, but then as has been pointed out a couple of times here as we go farther down the stream into large scale running of these samples this will be a technology where they can run these through a very high through put laboratory on the gene chip platform and then they'll be this consistency of technology as we go all the way downstream in the clinical applications and into the diagnostics world. So for genotyping, yes, I think this will be a tremendously good merging of technology that really the customer is going to benefit.

In addition though, I should really point out, this is going to bring a core benefit even in assay expression technologies where of course targeted expression products are going to be looked at. At the same time, the emerging markets when we think about infectious disease. We think about some of the genetic tests and so on. We'll be looking at this technology to access many of the different niche opportunities that reside out there that can be consolidated under technology and then long term of course into the regulated market. So the primary motive for this right now has been to push and to merge these technical applications and the genotyping markets which will really give the total technology solutions but we will very rapidly address many of the other markets with the offerings.

Aaron Geist - Robert W. Baird - Analyst

Thanks a lot.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Thanks, Aaron.

Operator

And your next question comes from the line of Alan Brockstein (ph) of J. Edward Capital. Please proceed.

Alan Brockstein - J. Edward Capital - Analyst

Hi congratulations and thanks for taking the call.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Thanks, Alan.

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Alan Brockstein - J. Edward Capital - Analyst

I just had a question -- two questions and I don't know if you can answer them yet, but first of all, you said in your prepared comments there may be a cash contribution, I guess that's college (ph). Can you discuss the terms of that?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

I mean the full terms will be going out with the S-4 filing a little bit later. There is college (ph) just to sort of address slight changes in stock price. The deal is economically $120 million.

Alan Brockstein - J. Edward Capital - Analyst

Okay and then my second question on -- you'll probably have the same answer but I'll wait for the S-4 but will there be a lockup on ownership and can you tell us a little bit about the ownership how concentrated it is?

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

I don't know in terms of sort of the specifics. We -- sharing on the specifics of the ownership is certainly it is concentrated and a handful of individual major investors. There is a lockup associated with it. About half of the shares will be locked up for a 90 day period and about half of them will be available upon execution of the deal.

Alan Brockstein - J. Edward Capital - Analyst

Thanks a lot.

Steve Fodor - Affymetrix - Founder, Chairman and Chief Executive Officer

Thanks, Alan.

Alan Brockstein - J. Edward Capital - Analyst

Thank you.

Operator

Ladies and gentlemen this concludes today's question and answer session. I will now turn the call back over to management for closing remarks.

Doug Farrell - Affymetrix - Vice-President of Investor Relations

Well thank you everybody for taking the time to join us today. If you did miss any portion of the call, there will be a replay available for the next seven days. To access the replay domestic callers should dial 888-286-8010. International callers should dial 617-801-6888 and use the passcode 88962518. Alternatively, an audio replay will be available under the IR section of our website at www.affymetrix.com. So thanks for taking the time to join us today and we appreciate it.

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Operator

Ladies and gentlemen, we thank you for your participation in today's conference. This concludes the presentation and you may now disconnect. Have a great day.